

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Gregory Feller
President & Chief Financial Officer
Mogo Inc.
2100-401 West Georgia St.
Vancouver, BC V6B 5A1

      **Re:  Mogo Inc.**
          **Form 20-F for the Fiscal Year Ended December 31, 2019**
          **Filed May 28, 2020**
          **File No. 001-38409**

Dear Mr. Feller:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance

cc:    Alice Davidson